Exhibit 99.1

Not for release to US wire services or distribution in the United States

Alterity completes Placement Tranche One raising $1.3M

- Tranche Two completes on 29 December 2023 pending shareholder approval raising an additional $3.5M -

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 29 November 2023: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, has completed Tranche One of a $4.8M (before costs) Placement to Australian and international institutions and other unrelated sophisticated, professional or other exempt investors. This first tranche raised approximately $1.3M.

Alterity announced on 22 November 2023 that it had received binding commitments for a capital raising of A$4.8M via a two-tranche placement to Australian and international institutions and other unrelated sophisticated, professional or other exempt investors. For every new share issued, one (1) free attaching short-dated option will be issued. The short-dated option will have an exercise price of A$0.007 and an expiry date of 31 August 2024. In addition, for every three (3) new shares issued, one (1) free attaching long-dated option will be issued. The long-dated option will have an exercise price of A$0.01 and an expiry date of 31 August 2026.

Tranche One of the Placement raised approximately A$1.3M in accordance with the Company’s available placement capacity pursuant to ASX Listing Rules 7.1 (362,462,762 shares). Tranche Two is anticipated to raise approximately A$3.5M (1,008,965,809 shares and all free attaching options) conditional on shareholder approval to be sought at a General Meeting scheduled to be held on 29 December 2023. The new shares rank equally with ATH fully paid ordinary shares.

Shareholder approval will also be sought at the General Meeting for the approval of a Security Purchase Plan (“SPP”) under which shares and free-attaching options are to be offered to eligible shareholders on the same terms as the Placement up to a maximum of $30,000 per eligible shareholder. The maximum total subscription under the SPP is $2M.

The proceeds from this financing will provide ongoing funding of Alterity’s Phase 2 clinical trials in Multiple System Atrophy (MSA), ATH434-201 and ATH434-202, along with planning for a potential Phase 3 clinical trial in MSA, continuing discovery and research efforts in neurodegenerative diseases, including Parkinson’s Disease, and general working capital.

The placement was managed by MST Financial Pty Ltd.

An Appendix 2A containing further detail regarding the allocation and quotation of shares under Tranche One placement is being released in conjunction with this announcement.

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company’s lead asset, ATH434, has the potential to treat various Parkinsonian disorders and is currently being evaluated in two Phase 2 clinical trials in Multiple System Atrophy. Alterity also has a broad drug discovery platform generating patentable chemical compounds to treat the underlying pathology of neurological diseases. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Investor and Media Contacts:

Australia

Hannah Howlett

we-aualteritytherapeutics@we-worldwide.com

+61 450 648 064

U.S.

Remy Bernarda remy.bernarda@iradvisory.com

+1 (415) 203-6386

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward- looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’sdrug developmentprogram, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection forthe Company’s intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaksonly as of the date on which it is made. We undertake no obligation topublicly update any forward- looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.